Mobile Infrastructure Corporation

30 W. 4th Street

Cincinnati, Ohio 45202

November 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobile Infrastructure Corporation

Registration Statement on Form S-11, as amended

File No. 333-274666

Ladies and Gentlemen:

Mobile Infrastructure Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-11 to become effective on November 2, 2023, at 4:15 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Hirsh M. Ament of Venable LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Hirsh M. Ament of Venable LLP, counsel to the Registrant, at (410) 244-7425.

Very truly yours,

MOBILE INFRASTRUCTURE CORPORATION

By:	/s/ Stephanie Hogue
Name:	Stephanie Hogue
Title:	Chief Financial Officer

cc:	Hirsh M. Ament, Venable LLP